EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated December 20, 2005, with respect to the consolidated balance sheets of LCJ Acquisitions Limited and its subsidiary companies (“the Group”) and the company balance sheets of LCJ Acquisitions Limited (“the Company”) as at 31 May 2004 and 31 May 2005 and the related statements of income, changes in stockholders’ equity and cash flows of the Group for the period ended 31 May 2004 and the year ended 31 May 2005., which report appears in the Form 8-K/A of a21, Inc. dated December 27, 2005, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

We consent to the inclusion of our report dated April 13, 2006, relating to the consolidated financial statements of SuperStock Limited which appears in the Form 10-KSB/A of a21, Inc. dated April 24, 2006.

/s/ Baker Tilly

London, UK
December 29, 2006